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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)

                         ------------------------------

                        SAVVIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.01 PER SHARE                           805423 10 0
   (Title of class of securities)                               (CUSIP number)


                             NANCY C. GARDNER, ESQ.
                              REUTERS AMERICA INC.
                                 GENERAL COUNSEL
                              THE REUTERS BUILDING
                                 3 TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                SEPTEMBER 4, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP No.  805423 10 0                                            13D                                                  Page 2 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS GROUP PLC
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  Not Applicable
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       England and Wales
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 73,652,836
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            73,652,836
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     73,652,836
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        59.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              HC; CO
------------------------    --------------------------------------------------------------------------------------------------------

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CUSIP No.  805423 10 0                                            13D                                                  Page 3 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                               REUTERS AMERICA INC.
                            I.R.S. IDENTIFICATION NO.                              IRS NO. 13-3320829
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    ------------------------------------------------------------------------------------ -------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                                  0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                       73,652,836
        OWNED BY                                                                                              (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                             0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                                  73,652,836
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           73,652,836
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        59.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------
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CUSIP No.  805423 10 0                                            13D                                                  Page 4 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS S.A.
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 73,652,836
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            73,652,836
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     73,652,836
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        59.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------
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CUSIP No.  805423 10 0                                            13D                                                  Page 5 of 10
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERSS HOLDINGS SWITZERLAND SA
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                   WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 73,652,836
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            73,652,836
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     73,652,836
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        59.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                     This Amendment No. 6 amends the Schedule 13D dated May 14, 2001, as amended, filed by Reuters Group PLC ("RGPLC"), Reuters America Inc. ("RAM"), Reuters S.A. ("RSA") and Reuters Holdings Switzerland SA ("RHSSA" and, collectively with RGPLC, RAM and RSA, the "Reporting Persons"), with respect to the common stock, par value $.01 per share ("Common Stock"), of SAVVIS Communications Corporation ("Savvis").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Item 3 is hereby amended and supplemented as follows:

                     The consideration for the purchase of the Notes at the Fifth Closing (as defined below) was the payment of $7.5 million in cash by RHSSA pursuant to the Securities Purchase Agreement. RHSSA used working capital to purchase such Notes. The August PIK Note (as defined below) was issued by Savvis to RHSSA in lieu of cash as the first interest payment on the Notes issued to RHSSA in connection with the Initial Closing, Second Closing and Third Closing in accordance with their terms.

ITEM 4.  PURPOSE OF TRANSACTION

                     Item 4 is hereby amended and supplemented as follows:

                     As previously disclosed, under the Securities Purchase Agreement, Savvis had the right, subject to a number of conditions, to cause RHSSA to purchase Notes each month from June 2001 through and including August 2001, in amounts per month not to exceed those set forth in the Securities Purchase Agreement, for an aggregate amount not to exceed $30 million. In addition, in the event that the Closing under the Asset Purchase Agreement has not been consummated and the Asset Purchase Agreement has not been terminated by 11:59 p.m., New York time, on August 31, 2001, Savvis had the right to cause RHSSA to purchase up to $7.5 million of Notes on September 4, 2001, subject to satisfaction of certain conditions and, if the Closing under the Asset Purchase Agreement has not been consummated and the Asset Purchase Agreement has not been terminated by 11:59 p.m., New York time, on September 30, 2001, Savvis may cause RHSSA to purchase up to $7.5 million of Notes on October 1, 2001, subject to satisfaction of certain conditions.

                     Because the Closing under the Asset Purchase Agreement had not been consummated and the Asset Purchase Agreement had not been terminated by 11:59 p.m., New York time, on August 31, 2001, on September 4, 2001, upon proper election by Savvis, RHSSA and Savvis completed an additional closing under the Securities Purchase Agreement in which RHSSA subscribed for and purchased from Savvis an additional $7.5 million aggregate principal amount of the Notes (the "Fifth Closing"). In addition, on September 4, 2001, RHSSA received a Note dated August 1, 2001 in the principal amount of $528,333 (the "August PIK Note"), as the first interest payable on the Notes issued to RHSSA in connection with the Initial Closing, Second Closing and Third Closing. A copy of each of the Note issued to RHSSA at the Fifth Closing and the August PIK Note are attached hereto as Exhibits 16 and 17, respectively, and are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 6 are incorporated herein by reference.

                     As of September 4, 2001, RGPLC beneficially owned in the aggregate 73,652,836 shares of Common Stock (including the shares of Common Stock subject to the Savvis Stock Option), representing approximately 59.99% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 122,777,667, being determined, in accordance with Rule 13d-3(d)(1) under the Exchange Act, equal to the sum of (i) 94,608,533 shares, based on the representation made by Savvis in an officer's certificate issued in connection with the Fifth Closing, and (ii) RHSSA's right to acquire 28,169,134 shares of Common Stock upon conversion of the Notes purchased pursuant to the Securities Purchase Agreement and the August PIK Note).

                     As previously disclosed, RAM and RSA (collectively, "Reuters") hold the Savvis Stock Option, which is currently exercisable for an aggregate of 45,483,702 shares of Common Stock currently owned by Bridge (or 37.05% of the outstanding shares of Common Stock as calculated above). In addition, the Notes issued at the Initial Closing, the Second Closing, the Third Closing, the Fourth Closing and the Fifth Closing and the August PIK Note give RHSSA the right to acquire upon conversion 28,169,134 shares of Common Stock (or 22.94% of the outstanding shares of Common Stock as calculated above). However, the total number of shares which may be acquired by the Reporting Persons at any particular time through conversion of the Notes may be limited under the HSR Act and the rules and regulations promulgated thereunder until such time as any requisite filing under the HSR Act has been made and the waiting period with respect thereto has expired or been terminated.

                     The Savvis Stock Option Agreement also gives Reuters the right to vote the 45,483,702 shares of Common Stock subject to the Savvis Stock Option for as long as the Savvis Stock Option is exercisable.

                     Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns, and, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 6 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of Savvis since the most recent filing on Schedule 13D.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                     Item 6 is hereby amended and supplemented as follows:

                     The response to Item 4 hereof is incorporated herein by reference.

                     RHSSA has been issued the Note purchased at the Fifth Closing and the August PIK Note. The Note issued at the Fifth Closing and the August PIK Note are attached hereto as Exhibits 16 and 17, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 16     $7,500,000 principal amount, 12% Convertible Senior
                           Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.

           Exhibit 17     $528,333 principal amount, 12% Convertible Senior
                           Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.









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
                                  SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 5, 2001
                                REUTERS GROUP PLC

                                By:    /s/ Stephen P. Lehman
                                       ----------------------------------
                                       Name: Stephen P. Lehman
                                       Title: Attorney-in-fact



                                REUTERS AMERICA INC.

                                By:    /s/ Stephen P. Lehman
                                       ----------------------------------
                                       Name: Stephen P. Lehman
                                       Title: Vice President



                                REUTERS S.A.

                                By:    /s/ Stephen P. Lehman
                                       ----------------------------------
                                       Name: Stephen P. Lehman
                                       Title: Attorney-in-fact



                                REUTERS HOLDINGS SWITZERLAND SA

                                By:    /s/ Stephen P. Lehman
                                       ----------------------------------
                                       Name: Stephen P. Lehman
                                       Title: Attorney-in-fact

                                  EXHIBIT INDEX

           Exhibit 16 $7,500,000 principal amount, 12% Convertible Senior Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.

           Exhibit 17 $528,333 principal amount, 12% Convertible Senior Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.













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